UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )

AutoNavi Holdings Limited

(Name of Issuer)

Ordinary shares of par value of $0.0001 per share

(Title of Class of Securities)

G0711U 106

(CUSIP Number)

December 31, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Million Stone Development Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 18,240,000 ordinary shares. See Item 4.
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 18,240,000 ordinary shares. See Item 4.
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,240,000 ordinary shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.7%
12	TYPE OF REPORTING PERSON CO

1	NAMES OF REPORTING PERSONS Mr. Dan Liu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 18,240,000 ordinary shares. Mr. Jianjun Yuan may also be deemed to have shared voting power with respect to the 18,240,000 shares. See Item 4.
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 18,240,000 ordinary shares. Mr. Jianjun Yuan may also be deemed to have shared dispositive power with respect to the 18,240,000 shares. See Item 4.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,240,000 ordinary shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.7%
12	TYPE OF REPORTING PERSON IN

1	NAMES OF REPORTING PERSONS Mr. Jianjun Yuan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 18,240,000 ordinary shares. Mr. Dan Liu may also be deemed to have shared voting power with respect to the 18,240,000 shares. See Item 4.
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 18,240,000 ordinary shares. Mr. Dan Liu may also be deemed to have shared dispositive power with respect to the 18,240,000 shares. See Item 4.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.7%
12	TYPE OF REPORTING PERSON IN

ITEM 1	(a).	NAME OF ISSUER:

AutoNavi Holdings Limited

ITEM 1	(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

18/F, Daheng Scitech Mansion, South Section No. 3 Suzhou Street Haidian District Beijing 100080 The People’s Republic of China

ITEM 2	(a).	NAME OF PERSON FILING:

Million Stone Development Limited Dan Liu Jianjun Yuan

ITEM 2	(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

Million Stone Development Limited

P.O. Box 957, Offshore Incorporations Centre

Road Town, Tortola

British Virgin Islands

Dan Liu

c/o AutoNavi Holdings Limited

18/F, Daheng Scitech Mansion, South Section

No. 3 Suzhou Street

Haidian District

Beijing 100080

The People’s Republic of China

Jianjun Yuan

c/o AutoNavi Holdings Limited

18/F, Daheng Scitech Mansion, South Section

No. 3 Suzhou Street

Haidian District

Beijing 100080

The People’s Republic of China

ITEM 2	(c).	CITIZENSHIP:

Million Stone Development Limited – British Virgin Islands Dan Liu –People’s Republic of China Jianjun Yuan – People’s Republic of China

ITEM 2	(d).	TITLE OF CLASS OF SECURITIES:

Ordinary shares of par value of $0.0001 per share

ITEM 2	(e).	CUSIP NO.:

G0711U 106

ITEM 3.		Not Applicable

ITEM 4.	OWNERSHIP

The following information with respect to the ownership of the ordinary shares of par value of $0.0001 per share of AutoNavi Holdings Limited (the “Issuer”) by each of the reporting persons is provided as of December 31, 2010:

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Million Stone Development Limited	18,240,000	9.7%	18,240,000	0	18,240,000	0
Dan Liu	18,240,000	9.7%	0	18,240,000	0	18,240,000
Jianjun Yuan	18,240,000	9.7%	0	18,240,000	0	18,240,000

Million Stone Development Limited, a British Virgin Islands company, directly holds 18,240,000 ordinary shares of the Issuer. Million Stone Development Limited is 75% owned by Mr. Dan Liu and 25% owned by Mr. Jianjun Yuan. As directors of Million Stone Development Limited, Messrs. Dan Liu and Jianjun Yuan share voting and investment powers with respect to the ordinary shares owned by Million Stone Development Limited. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, each of Mr. Dan Liu and Mr. Jianjun Yuan may be deemed to beneficially own all of the ordinary shares of the Issuer held by Million Stone Development Limited. Messrs. Jianjun Yuan and Dan Liu disclaim beneficial ownership of the ordinary shares owned by Million Stone Development Limited except to the extent of their respective pecuniary interest therein.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable

ITEM 10.	CERTIFICATIONS

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2011

Million Stone Development Limited	By:	/s/ Jianjun Yuan
Name: Jianjun Yuan
Title: Director

Dan Liu	/s/ Dan Liu
Dan Liu

Jianjun Yuan	/s/ Jianjun Yuan
Jianjun Yuan

LIST OF EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement